UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

				FORM 12b-25

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                                    SEC FILE NUMBER: 000-32855
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                  NOTIFICATION OF LATE FILING

(Check one): [x]Form 10-K [ ]Form 20-F  [ ]Form 11-K
             [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR
             For Period Ended: December 31, 2003
				       -----------------
             [ ]  Transition Report on Form 10-K
             [ ]  Transition Report on Form 20-F
             [ ]  Transition Report on Form 11-K
             [ ]  Transition Report on Form 10-Q
             [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:__________________

Read Instruction (on back page) Before Preparing Form. Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified an information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
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PART I - REGISTRATION INFORMATION

Torch Offshore, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

401 Whitney Avenue, Suite 400
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Address of Principal Executive Office (Street and Number)

Gretna, Louisiana 70056
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K,  10-
Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Torch Offshore, Inc. (the "Company") is filing this Form 12b-25 in respect of its annual report on Form 10-K for the year ended December 31, 2003 because it needs additional time to complete its financial statements. In particular, the resolution of certain contractual claims and financing matters related to the conversion of the Midnight Express will materially affect the Notes to the financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, including the Company's financial condition and liquidity, to be included in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2003. Because the Company's financial statements have not been completed to reflect the impact of these material events in process, the examination by our independent auditors has not been completed. The Company anticipates that these matters will be resolved before the Company's Form 10-K must be filed pursuant to the extended filing date afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and the financial statements to be included in the Company's 2003 Form 10-K are expected to include relevant disclosures concerning the status of these matters including the expected impact on the Company's future financial condition and liquidity. Due to the additional time required to complete these financial statements, the Company could not file its 2003 Form 10-K in a timely manner without unreasonable effort or expense. The Company expects to file its 2003 Form 10-K on or before April 14, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Robert E. Fulton         (504)          367-7030
  ----------------        ------         ----------
      (Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                  Yes [x]  No [ ]

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  Yes [x]  No [ ]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      Torch Offshore, Inc.
    ________________________________________________________
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2004      By   /s/ Robert E. Fulton
     --------------           --------------------
                              Robert E. Fulton
                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                            ATTENTION
Intentional misstatements or omissions of fact constitute Federal
              Criminal Violations (See 18 U.S.C. 1001).

                           ATTACHMENT

As previously announced, the net loss for the fourth quarter of 2003 is estimated to be in a range of $6.8 million to $7.5 million. This is a significant change in net results as compared to the fourth quarter of 2002 that generated net income of $0.5 million. This will also result in a significant change in the Company's results from the 2002 fiscal year. Lower than expected utilization of the Company's vessels combined with a very competitive pricing market in the Gulf of Mexico negatively impacted the Company's quarterly revenues and gross margin. In addition, several significant charges are expected to be included in the fourth quarter 2003 financial results. The Company expects to record a $1.6 million (pre-tax) asset impairment charge and to take additional charges of $2.6 million (pre-tax) relating to claims and settlements for work completed in prior periods. The net loss for the fourth quarter of 2003 is also expected to be negatively impacted by approximately $1.3 million in reduced deferred tax benefits as the Company plans to establish a valuation allowance limiting a portion of the tax benefits that would otherwise result from the Company's operating losses associated with fourth quarter operations.